EXHIBIT III

Breakdown of registered

securities held by or

for account of registrant

Title of Issue	Amount as to which registration is effective	Amount held by or for account of Registrant
3.875% Notes due August 15, 2008	USD 3,000,000,000	USD 540,000
4.00% Notes due March 3, 2010	USD 3,000,000,000	USD 810,000
4.125% Notes due September 15, 2010	USD 3,000,000,000	USD 453,000
3.625% Notes due October 15, 2013 (1)	EUR 5,000,000,000	EUR 669,000
3.125% Notes due October 15, 2015 (1)	EUR 5,000,000,000	EUR 2,100,000

(1)	The USD equivalent amount may be calculated using the EUR/USD conversion rate of 1.4721 utilised for establishing the balance sheet of the registrant as at December 31, 2007

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